Exhibit 4.5

November 1, 2024

To: Kufu Company Inc.

2-3-1 Daiba, Minato-ku, Tokyo
MEDIROM Healthcare Technologies Inc.
Kouji Eguchi, Representative Director
[Stamped seal]

Letter of Proposal

In connection with the 1st Unsecured Convertible-Type Corporate Bonds with Share Options of MEDIROM Healthcare Technologies Inc. issued to you on December 28, 2022 (the “Convertible Bonds”), we hereby propose and offer to amend the terms and conditions set forth in the indenture of the Convertible Bonds (the “Indenture”), as follows (this “Proposal”):

(1)

Notwithstanding the provision of Item (1) of Paragraph 14 of the Indenture, the redemption date shall be December 31, 2025. In accordance therewith, the final interest payment date set forth in Item (1) of Paragraph 8 of the Indenture shall be modified to December 31, 2025, and the period during which the share options attached to the Convertible Bonds are exercisable as set forth in Item (4) of Paragraph 18 of the Indenture shall end on December 30, 2025, and such share options may not be exercised on or after December 31, 2025.

(2)

Notwithstanding the provisions of Items (2) and (3) of Paragraph 14 of the Indenture and other provisions of the Indenture related to early redemption, you hereby waive any and all rights to demand early redemption of the Convertible Bonds and shall not exercise such rights hereafter.

(3)	If separately agreed between you and us, the Convertible Bonds may be redeemed prior to the maturity date.
(4)	Except for the matters expressly stated in this Proposal, the terms and conditions of the Indenture shall remain in effect.

We, as the sole holder of the Convertible Bonds, accept the offer stated above and agree to amend the terms and conditions of the Convertible Bonds set forth in the Indenture.

November 1, 2024

Convertible Bonds Holder

1-4-28 Mita, Minato-ku, Tokyo

Kufu Company Inc.

Yoshiteru Akita, Chief Executive Officer

[Stamped seal]